Exhibit 8(n)
May 1,2007
Annuity Investors Life Insurance Company 525
Vine Street Cincinnati, OH 45202
Re: Administrative Services
Dear Sir/Madam:
As you know, we have entered into a participation agreement (the “Participation Agreement”) among The Universal Institutional Funds, Inc. (the “Fund,” formerly Morgan Stanley Universal Funds, Inc.), Morgan Stanley Investment Management Inc. (the “Adviser,” formerly Morgan Stanley Asset Management Inc.), Morgan Stanley Investments LP (the “MSI,” formerly Miller Anderson & Sherrerd, LLP)1 and Annuity Investors Life Insurance Company (the “Company”), dated May 1, 1997, as may be amended from time to time, providing for the purchase by the Company of shares of certain series of the Fund (“Portfolios”) on behalf of its separate account(s) to fund the variable life and annuity contracts specified in the Participation Agreement (“Contracts”).
As consideration for various fund-related administrative services that the Company will provide in connection with the issuance of the Contracts, we will pay to the Company, during the term of the Participation Agreement, an annual fee of: (i) 0.30% of the assets invested in the U.S. Real Estate Portfolio of the Fund and (ii) 0.25% of the assets invested in the Core Plus Fixed Income, Mid Cap Growth, U.S. Mid-Cap Value and Value Portfolios of the Fund under the Contracts identified in the Participation Agreement (excluding, in all cases, all assets invested during the guarantee (free-look) periods available under the Contracts). We acknowledge that the fund-related administrative services to be provided by the Company (such as shareholder communication, record keeping and postage expenses) are ones for which we, or our affiliates, as investment adviser and administrator to the Fund, would otherwise bear the cost directly.
Payment will be made on a quarterly basis during the month following the end of each calendar quarter. The fee will be calculated based on the average aggregate amount invested in the applicable Portfolio(s) under the Contracts over a calendar quarter (which shall be computed by

[1]	As you know, effective May 1,2002, MSI assigned to the Adviser all of its rights and obligations under the Participation Agreement, and the Adviser accepted such assignment of rights and obligations.

Annuity Investors Life Insurance
Company May 1,2007

totaling daily balances during the quarter and dividing such total by the actual days in the quarter).
This letter agreement supersedes the prior administrative services letter dated July 1, 2002.
If you agree to the foregoing, please sign the enclosed copies of this letter agreement and return them to Eric C. Griffith at Morgan Stanley Investment Management Inc., 1221 Avenue of the Americas, 5th Floor, New York, New York 10020.
Sincerely,
Morgan Stanley Investment Management Inc.

By:	/s/ Joseph C. Benedetti
	Name:	Joseph C. Benedetti
	Title:	Director

AGREED:
Annuity Investors Life Insurance Company

By:	/c/ John P. Gruber
	Name:	John P. Gruber
	Title:	Senior Vice President & General Counsel